

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 23, 2016

<u>Via E-mail</u>
Domonic Carney
Chief Financial Officer
Ener-Core, Inc.
9400 Toledo Way
Irvine, CA 92618

> **Re: Ener-Core, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 8, 2016**
> **File No. 333-211048**

Dear Mr. Carney:

We have reviewed your response letter and the above-referenced filing, and have the following comment.

<u>Financial Statements</u>
<u>Note 7 – Deferred revenues and customer advances, page F-48</u>

1. We note your footnote disclosure regarding deferred revenues and customer advances. Your disclosure states the balance represents amounts billed on existing customer contracts and down payments/progress payments for equipment sales. Please tell us the amount representing billed deferred revenue and separately the amount representing customer advances. In addition, please tell us where the asset associated with deferred revenues resides on your balance sheet and also explain your accounting for customer advances.

You may contact Kevin Stertzel, Staff Accountant at 202-551-3723 or John Cash, Accounting Branch Chief at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ John Cash, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-mail</u>
       Shoshannah Katz
       K&L Gates LLP